Exhibit 99.1
Asia One Building, 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul Korea 150-874 Tel. 82 2 6266 5500 Fax. 82 2 6266 4609
The 9th Annual General Meeting of Shareholders
As Korea Thrunet Co., Ltd. is merged into hanarotelecom incorporated as of January 1, 2006, hanarotelecom incorporated, the surviving company, announces convening of the 9th Annual General Meeting of Shareholders to the former shareholders’ of Korea Thrunet Co., Ltd. who are entitled to receive hanarotelecom incorporated common shares as part of the merger as follows, in accordance with Article 19 of the Articles of Incorporation. Your presence at the meeting will be greatly appreciated.

1. Date:	March 24, 2006 (Friday), 10:00AM

2. Venue:	Auditorium, Asia One Building (10th fl.),
17-7 Yeouido-dong, Youngdeungpo-gu, Seoul, Korea
3.	Agenda
     1) Report
● Business report and audit report for the fiscal year 2005
     2) Agenda for resolution

● Agendum 1 :	Approval of the Financial Statements for 2005
(hanarotelecom incorporated)
● Agendum 2 :	Approval of the Financial Statements for 2005
(Korea Thrunet Co., Ltd.)
● Agendum 3 :	Amendment of the Articles of Incorporation ( Refer to Attachment A)
● Agendum 4 :	Appointment of Director ( Refer to Attachment B)
● Agendum 5 :	Appointment of Audit Committee Member (Non-Outside Directors)
( Refer to Attachment B)
● Agendum 6 :	Appointment of Outside Directors
( Refer to Attachment B)
● Agendum 7 :	Approval of the Ceiling Amount of Compensation for Directors for 2006
● Agendum 8 :	Approval of Capital Reduction ( Refer to Attachment C)
● Agendum 9 :	Approval of Grant of Stock Option Rights ( Refer to Attachment D)
4.	Pursuant to Article 191-10 of the Securities and Exchange Act of Korea and Article 84-17 of Directives, we have made available detailed reference materials relating to the agenda described above for shareholders’ review at our headquarter in Seoul, regional offices nationwide and the Korea Securities Depository. The materials have been filed electronically on the websites of the Financial Supervisory Commission, KOSDAQ Market

Division and the U.S. Securities and Exchange Commission. Such reference materials are also available on our website, http://www.hanaro.com/eng.

5.	At this coming shareholders meeting, the Korea Securities Depository cannot cast shareholders’ votes pursuant to Paragraph 5 of Article 174-6 of the Securities and Exchange Act. Therefore, shareholders do not need to inform the Korea Securities Depository of their intention regarding voting rights. Shareholders may cast their votes directly with their voting rights or vote by proxy statement with a letter of appointment. ( Refer to Attachment E) For further information, contact Investor Relations Team at hanarotelecom. (Tel: 822-6266-6959, Fax: 822-6266-4609, E-mail: ir@hanaro.com)
Yours Sincerely,
KWON, SOON YUB
Representative Director of hanarotelecom incorporated

<Attachment A>
■ Amendment of the Articles of Incorporation

Current	Draft of Amendment
Article 2. Objectives	Article 2. Objectives

(Omitted)	(same as current article)
‚In order to accomplish such objectives as set forth in the foregoing Paragraph ¨ç, the Company shall;	‚In order to accomplish such objectives as set forth in the foregoing Paragraph , the Company shall;

1.Provide broadband internet access services;	1. Provide broadband internet access services and other services related to the Internet
2. ~6. (Omitted)	2. ~6. (same as current article)
7. Initiate the future communication industries, new media business and the related there under;	7. Initiate the future communication industries, new media businesses including the broadcasting business and other broadcasting-related businesses;
8.~12. (Omitted)	8.~12. (same as current article)

Article 4. Public Notices	Article 4. Public Notices

Public notices of the Company shall be made by publishing them in “The Korean Daily” (or its successor in case of merger or change of name), a daily newspaper published in Seoul, Korea.	Public notices of the Company shall be made by publishing them in “The Seoul Shinmun” (or its successor in case of merger or change of name. hereinafter, the same), a daily newspaper published in Seoul, Korea.

Article 8. Class of Shares and Denomination of Share Certificates	Article 8. Class of Shares and Denomination of Share Certificates

The shares issued by the Company shall be registered common shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000) share(s).
The shares issued by the Company shall be registered common shares, registered preferred shares, registered convertible shares, and registered redeemable shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000) share(s).

<Added>	Article 8-2 Number and Terms of Preferred Shares

Preferred shares to be issued by the Company shall be non-voting and the number of such shares to be issued shall be not more than the half of the total issued shares.

‚The rate of preferential dividends per annum payable on preferred shares shall be within the range of not less than one(1)% of their par

Current	Draft of Amendment
value as determined by the Board of Directors at the time of the issuance thereof.

ƒPreferred shares to be issued by the Company shall be cumulative or noncumulative, and participating or nonparticipating as determined by the Board of Directors.

„If the Company does not pay dividends on common shares, it may not pay dividends on preferred shares either.

…In the event that a resolution to not pay dividends on preferred shares has been passed at a meeting of shareholders of the Company, shareholders holding preferred shares shall be granted voting rights from the opening date of the meeting of shareholders immediately following such meeting of shareholders until the closing date of the meeting of shareholders at which a resolution is passed in favor of the payment of dividends on preferred shares.

†In case the Company issues new shares by a rights issue or bonus issue, the new shares to be assigned to shareholders holding preferred shares shall be common shares in the case of rights issue, and shall be prefer red shares of the same class in the case of a bonus issue.

‡The duration of preferred shares may be determined upon resolution of the Board of Directors of the Company at the time of issuance within the range of at least three (3) years up to a maximum of ten (10) years from the date of issuance thereof, and in such case the preferred shares shall be converted into common shares contemporaneously with expiration of such duration; provided, however, that, if the Company fails to pay the prescribed dividends on preferred shares during the said period, the aforementioned duration period shall be extended until such unpaid dividends have been paid in full. In this case, the provisions of Paragraph 5 of Article 9 hereof shall apply mutatis mutandis with respect to payment of dividends on the shares issued as a result of conversion hereunder.

<Added>	Article 8-3. Number and Contents of Convertible Shares

Current	Draft of Amendment
 The Company may issue shares convertible to common shares or preferred shares as determined by the Board of Directors

‚ The issue price of new shares to be issued upon conversion of shares shall be the issue price of the convertible shares prior to conversion and the number of new shares to be issued upon conversion of shares shall be determined by the Board of Directors. However, the conversion ratio shall be adjusted in the case of a share split, share consolidation, or other lawful adjustments.

ƒ The conversion period shall be determined by the Board of Directors and it shall not exceed ten (10) years.

„ The provisions of Paragraph 5 of Article 9 hereof shall apply mutatis mutandis with respect to payment of dividends on the shares issued as a result of conversion hereunder.

<Added>	Article 8-4 Number and Contents of Redeemable Shares

 The Company may issue redeemable preferred shares which may be redeemed mandatorily , or may be redeemed with its profits at its own discretion, as determined by the Board of Directors.

‚ The redemption price of redeemable shares shall amount to the ‘issue price +additional price’, and the additional price shall be determined by the Board of Directors at the time of issuance of redeemable shares taking into consideration interest rates, market conditions, and other matters related to the issuance of redeemable shares.

ƒ The redemption period shall be determined by the Board of Directors within the range of at least one (1) month up to a maximum of ten (10) years. However, the redemption period for the redeemable shares that the Company shall redeem mandatorily shall be extended in any of the following cases, and in such case, the redemption period shall be extended to the date when such case no longer exists.

Current	Draft of Amendment

1. When payout of preferred dividends on redeemable shares has not been completed;

2. When the Company has not redeemed the shares within the due date owing to a insufficiency of profit

„ The Company may redeem redeemable shares at once or in installments. If the Company is to redeem the shares in installments, the shares to be redeemed shall be chosen by lot or on a pro rata basis. Any fractional shares that stem from selection of the shares on a pro rata basis shall not be redeemed.

… When the Company will redeem the shares, it shall publicly announce its intention to do so, the shares to be redeemed, and the term of not less than one (1) month for submission of share certificates. The Company shall separately inform the shareholders and pledgees listed on the shareholders’ register of such information, and the Company shall compulsorily redeem the redeemable shares at the expiration of above period.

<Added>	† The Company may issue convertible shares as specified in the provisions of Article 8-3 upon a resolution of the Board of Directors when issuing redeemable shares.

Article 9. Preemptive Rights	Article 9. Preemptive Rights

~‚ (Omitted)	~‚ (same as current article)
ƒ Notwithstanding the provisions of the foregoing Paragraph 1, the Company may, by resolution of the Board of Directors, allocate such new shares to any persons, including persons other than existing shareholders;
ƒ (same as current article)

1.~7.(Omitted)	1. ~7. (same as current article)

8. If new shares are issued to domestic strategic or financial investors or the employees or officers of the Company up to an amount not exceeding 10% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company’s business objectives, including, but not limited to,
8. If new shares are issued to domestic/overseas investors or the employees or officers of the Company up to an amount not exceeding 50% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company’s business objectives, including, but not

Current	Draft of Amendment
improving its financial structure and entering into new business areas.	limited to, improving its financial structure and entering into new business areas

Article 10. Limitation on Shareholdings	<Deleted>

Any restriction or limitations on the shareholding ratios of the shareholders of the Company shall be as prescribed in the relevant provisions of laws and regulations related to telecommunications.

Article 14. Issuance of Convertible Bonds	Article 14. Issuance of Convertible Bonds

 The Company may issue convertible bonds to persons, including persons other than its shareholders by a resolution of its Board of Directors to the extent that the aggregate face value of the bonds does not exceed Five Hundred Billion (500,000,000,000) Won:
 (same as current article)

1.~2.(Omitted)	1. ~2. (same as current article)

3. when the Company issues convertible bonds to domestic/overseas companies which are in strategic/operations cooperation in connection with the Company’s management and technology;	3. when the Company issues convertible bonds to domestic/overseas investors in connection with the Company’s management and technology;

4.~6.(Omitted)	4. ~6. (same as current article)

Article 15. Issuance of Bonds with Warrants	Article 15. Issuance of Bonds with Warrants

 The Company may issue bonds with warrants to persons, including persons other than its shareholders by a resolution of its Board of Directors to the extent that the aggregate face value of the bonds with warrants shall not exceed Five Hundred Billion (500,000,000,000) Won:
 (same as current article)

1.~2.(Omitted)	1. ~2. (same as current article)

3. when the Company issues bonds with warrants to domestic/overseas companies which are in strategic/operations cooperation in connection with the Company’s management and technology;	3. when the Company issues bonds with warrants to domestic/overseas investors in connection with the Company’s management and technology;

4~6.(Omitted)	4. ~6. (same as current article)

Article 19. Notice for Convening Shareholders Meetings and Public Notice Thereof	Article 19. Notice for Convening Shareholders Meetings and Public Notice Thereof

 (Omitted)	 (same as current article)

‚ In the case of shareholders holding shares not more than one-hundredth(1/100) of the total issued and outstanding shares of the Company, the notice requirement described in Paragraph , above, may be
‚ In the case of shareholders holding shares not more than one-hundredth (1/100) of the total issued and outstanding shares of the Company, the notice requirement described in Paragraph , above, may be

Current	Draft of Amendment
substituted with public notices published on no less than two occasions in each of two (2) daily newspapers published in Seoul, Korea such as “The Korea Daily” and “Maeil Economic Daily Newspaper”, no later than two (2) weeks prior to the scheduled date for meeting. Such public notices shall contain the intention to convene the general meeting of shareholders and the agenda of such meeting.
substituted with public notices published on no less than two occasions in each of two (2) daily newspapers published in Seoul, Korea such as “The Seoul Shinmun” and “Maeil Economic Daily Newspaper”, no later than two (2) weeks prior to the scheduled date for meeting. Such public notices shall contain the intention to convene a general meeting of shareholders and the agenda of such meeting.

Article 29. Directors	Article 29. Directors

 The total number of directors of the Company shall be within fifteen (15) directors. The outside directors prescribed under Article 191-16 of the Securities And Exchange Act (“Outside Directors”), shall not be a majority of the total number of Directors.
The total number of directors of the Company shall be within fifteen (15) directors.

‚ The only director who engages in the regular business of the Company (“Standing Director”) shall be the Representative Director. The Outside Directors shall be nominated by the Outside Director Candidate Nominating Committee. All the Directors (standing, non-standing and Outside Directors) shall be elected at the general meeting of shareholders.
‚ Directors shall be elected at the general meeting of shareholders.

ƒ~ ‰(Omitted)	ƒ ~ ‰ (same as current article)

ŠThe Company may appoint Chairman, Vice-Chairman(s), President(s), Vice President(s), Senior Vice President(s), Executive Vice President(s) among the Directors by a resolution of the Board of Directors.
Š(same as current article)

(Omitted)	(same as current article)

Article 31. Responsibilities of Directors	Article 31. Responsibilities of Directors

 There shall be only one (1) Representative Direct to represent the Company. The Representative Director shall execute all resolutions adopted by the Board of Directors, and carry out the general management and operation of the Company.
There shall be one (1) or more Representative Directors to represent the Company. The Representative Director(s) shall represent the company individually or jointly depending on the resolution of the Board of Directors, execute resolutions adopted by the Board of Directors, and carry out the general management and operation of the Company.

Current	Draft of Amendment
‚ If the Representative Director is absent or unable to perform his or her responsibilities for any reason whatsoever, a designated replacement representative director, as appointed by a majority of the Board of Directors, shall perform the responsibilities of the Representative Director but, if such absence or inability is only temporary, only until the Representative Director is able to perform his or her responsibilities. The Board of Directors may designate a director as the designated replacement representative director prior to such absence or inability of the Representative Director and, when he or she commences to perform the responsibilities of a Representative Directors, such director will become a Standing Director. In the event that the designated replacement representative director is also absent or unable to perform his or her responsibilities for any reason whatsoever, then the directors shall, in accordance with a resolution of the Board of Directors, perform the responsibilities of the Representative Director.
‚ If the Representative Director is absent or unable to perform his or her responsibilities, the responsibilities of the Representative Director shall be performed in accordance with the order set forth Paragraph 10 of Article 29 hereof, unless otherwise resolved by Board of Directors.

ƒ (Omitted)	ƒ(same as current article)

Article 33. Convening of Board Meetings	Article 33. Convening of Board Meetings

 (Omitted)	(same as current article)

‚ The Representative Director shall provide notice of any Board of Directors meetings to each director at least one (1) week prior to the scheduled date of such meeting.	‚ The Representative Director shall provide notice of any Board of Directors meetings to each director at least three (3) days prior to the scheduled date of such meeting.

Article 35. Matters for which Board Resolutions are Required	Article 35. Matters for which Board Resolutions are Required

The following matters shall be subject to the resolution of the Board of Directors;	The following matters shall be subject to the resolution of the Board of Directors;

1.~6. (Omitted)	1. ~ 6. (same as current article)

7. Election or removal of the Representative Director and/or the designated replacement representative director;	7. Election or removal of the Representative Director(s)

8.~15.(Omitted)	8. ~ 15. (same as current article)

Article 37-2. Audit Committee	Article 37-2. Audit Committee

Current	Draft of Amendment
 The Company shall establish an Audit Committee in order to examine internal transactions, potential conflicts of interest and other relevant matters.	The Company shall establish an Audit Committee in lieu of auditor in accordance with the provisions specified Article 35-2 hereof.

‚The Audit Committee shall be composed of at least three (3) Outside Directors based upon the resolution of the board of directors. However, persons who fall within each provision of Article 415-2(2) of the KCC cannot compose more than one-third (1/3) of the Audit Committee.
‚The Audit Committee shall be composed of at least three (3) Directors by the resolution of Board of Directors, and at least two-thirds(2/3) of the committee shall be outside directors. However, persons who fall within each item of paragraph2 of Article 415-2 of the Korean Commercial Act cannot compose more than one-third (1/3) of the Audit Committee.

ƒ (Omitted)	ƒ (same as current article)

„ (Omitted)	„ (same as current article)

Article 37-3. Outside Director Candidate Nominating Committee	Article 37-3.Outside Director Candidate Nominating Committee

 (Omitted)	 (same as current article)

‚ The Outside Director Candidate Nominating Committee shall be composed of three (3) Directors and Outside Directors shall constitute at least half of the total number of this committee. The term for each member of the Outside Director Candidate Nominating Committee shall be three (3) years. If a member of the Outside Director Candidate Nominating Committee is absent or unable to perform his or her responsibilities for any reason whatsoever, a designated replacement member, as appointed by a resolution of the Board of Directors, shall perform the responsibilities of such member. The Board of Directors may designate a director as the designated replacement member prior to such absence or inability of a member.
‚The Outside Director Candidate Nominating Committee shall be composed of at least three (3) Directors and Outside Directors shall constitute at least half of the total number of this committee. The term for each member of the Outside Director Candidate Nominating Committee shall be the same as the term of office for a Director who is the member of the committee. The Board of Directors may appoint a designated replacement member who will perform the responsibility of the member of the Outside Director Candidate Nominating Committee in case of absence or inability to perform his or her responsibilities, prior to such absence or inability of a member.

ƒ(Omitted)	ƒ (same as current article)

ADDENDUM <March 24, 2006>

Article 1. Enforcement Date

This Articles of Incorporation shall enter into force on March 24, 2006.

<Attachment B>
■Candidate for Director

Transaction
			Relations with	records with the
Name			the largest	Company in the
(Date of Birth)	Experience	Nominator	shareholder	recent 3 years
Byung-Moo Park (Jun. 23, 1961)	Dept. of Law, Seoul National University	Board of Directors	N/A	130,000 common shares (2006)

Representative Director, Plenus Entertainment

Managing Director, Newbridge Capital
■ Candidate for Audit Committee Member (Non-Outside Director)

Transaction
			Relations with	records with the
Name			the largest	Company in the
(Date of Birth)	Experience	Nominator	shareholder	recent 3 years
Peter Whang (May 20, 1967)	MBA, University of Chicago	Board of Directors	Specially-related person	N/A

Chairman’s Office of LG Group

Representative Director, AIGGIC Korea LTD.
■ Candidate for Outside Director (Audit Committee Member)

Transaction
			Relations with	records with the
Name			the largest	Company in the
(Date of Birth)	Experience	Nominator	shareholder	recent 3 years
Steven J. Schneider (Dec. 17, 1959)	Grove City College	Outside Director Candidate Nominating Committee	N/A	N/A

Chairman & CEO, GE China

President & CEO, GE Asia-Pacific

Managing Director, Newbridge Capital

Afshin Mohebbi (Mar. 18, 1963)	MBA, University of California Irvine	Outside Director Candidate Nominating	N/A	USD 200,000 in consulting fees (2005)

President & COO,

Transaction
			Relations with	records with the
Name			the largest	Company in the
(Date of Birth)	Experience	Nominator	shareholder	recent 3 years
	Qwest Communications International Inc.	Committee

Member of BOD, BearingPoint Inc.

<Attachment C>
■ Approval of Capital Reduction

●	Expected record date of capital reduction : May 2, 2006

●	Ratio of capital reduction : 50% of outstanding shares issued (capital reduction without payment)

●	Type and number of shares subject to capital reduction : 231,676,506 registered common shares

●	Method : 2 registered common shares will be consolidated into 1 registered common share, with the par value remaining at KRW 5,000.

●	Reason for capital reduction : To improve financial structure of hanarotelecom incorporated

●	Paid-in capital

-	Before capital reduction : KRW 2,316,765,060,000

-	After capital reduction : KRW 1,158,382,530,000

●	Number of total outstanding shares

-	Before capital reduction : 463,353,012 registered common shares

-	After capital reduction : 231,676,506 registered common shares

●	Handling of odd lots : Pay in cash for the odd lots resulting from share consolidation, based on the closing price of the first trading day of new shares.

<Attachment D>
■ Approval of Grant of Stock Option Rights

●	Granting date : March 24, 2006

●	Grantees : A total of 17 persons including Senior Executive Vice President Janice Lee

●	Type and number of stocks to be granted : A total of 4,650,000 registered common shares

-	Method of granting : Issue of new shares, transfer of treasury stock or stock appreciation rights as determined by the Company at the time of exercise of stock option rights

●	Exercise price : Market price calculated as specified in the Securities and Exchange Act [or par value in case that market value is below par value (KRW 5,000)]

-	Market price : SUM (volume weighted average closing stock price as of 2 months / 1 month / 1 week prior to the date of grant)/3

●	Exercise period : From March 25, 2008 to March 24, 2013 (for 5 years after 2 years from the date of grant)

●	Adjustment of exercise price

-	In the case of capital reduction (share consolidation) as approved in the 9th Ordinary General Meeting of Shareholders to be held on March 24, 2006, exercise price shall be adjusted as follows:
(1)	Exercise price after adjustment = Max (KRW 6,400, market price)

*	The market price in case of share consolidation shall be determined by the Board of Directors on the date 3 months away from the effective date of capital reduction and be equal to [SUM (volume weighted average closing stock price as of 2 months / 1 month / 1 week prior to the date of grant)/3]

(2)	Number of shares to be granted after adjustment = Number of shares granted before adjustment X (Number of shares after share consolidation / Number of shares before share consolidation)

-	Adjustments other than aforementioned regarding exercise price and others shall be at the discretion of the Board of Directors

●	Others

-	The Representative Director shall be authorized to finalize and sign the stock agreements.

<Attachment E>
The 9th Annual General Meeting of Shareholders

(Name of Shareholder)

(Number of Shares held)
Resolutions presented for consideration by the 9th Annual General Meeting of Shareholders on March 24, 2006

Voting Results
	Agenda		Affirmative	Negative	Abstained
1.	Approval of the Financial Statements for 2005		N/A	N/A	N/A

2.	Approval of the Financial Statements for 2005
(Korea Thrunet Co., Ltd.)

3.	Amendment of the Articles of Incorporation

4.	Appointment of Director	Byung-Moo Park

5.	Appointment of Audit Committee Member	Peter Whang
(Non-Outside Director)

6.	Appointment of Outside Directors	Steven J. Schneider
	(Candidates for Audit Committee Member)	Afshin Mohebbi

7.	Approval of the Ceiling Amount of
Compensation for Director for 2006

8.	Approval of Capital Reduction

9.	Approval of Grant of Stock Option Rights

*	Agendum 1 is not applicable to the shareholders of Thrunet.

(Signature)